Ramaco Resources, Inc.

250 West Main Street, Suite 210

Lexington, Kentucky 40507

December 29, 2016

John Reynolds

Assistant Director Office of Beverages, Apparel, and Mining

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Ramaco Resources, Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Filed December 12, 2016

File CIK No. 0001687187

Ladies and Gentlemen:

Set forth below are the responses of Ramaco Resources, Inc. (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 23, 2016, with respect to Amendment No. 1 to Draft Registration Statement on Form S-1, File No. CIK No. 0001687187, submitted to the Commission on December 12, 2016 (“Amendment No. 1”).

Concurrently with the submission of this letter, we have publicly filed through EDGAR a Registration Statement on Form S-1 (the “Registration Statement”). For your convenience, we have also hand delivered three copies of this letter, as well as three copies of the Registration Statement marked to show all changes made since the previous submission of the Company’s Draft Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Registration Statement unless otherwise specified.

Summary

Overview, page 1

1.	Refer to comment 2. We note your added disclosure of domestic metallurgical coal prices in the table on page 103 and that those prices declined in 2016. Please expand your description of the Metallurgical Coal Industry in the summary to reflect the current decline in domestic prices, in a manner no less prominent than the present global coking coal pricing disclosure.

Securities and Exchange Commission

December 29, 2016

RESPONSE: We have revised the Registration Statement to expand the description of the Metallurgical Coal Industry in the summary to reflect the current decline in domestic prices. Please see page 4 of the Registration Statement.

2.	Please expand the disclosure under “Metallurgical Coal Industry” to discuss the expected “new normal” U.S. metallurgical coal production of 50 million tons per year, as disclosed in the “Industry” section.

RESPONSE: We have revised the Registration Statement to discuss the expected “new normal” as disclosed in the Industry section. Please see page 4 of the Registration Statement.

3.	Please expand the disclosure to discuss the forecasted global benchmark prices for metallurgical coal.

RESPONSE: We advise the Staff that, subsequent to the submission of Amendment No. 1, we determined that, given the large variability in forecasted global benchmark prices from a variety of market sources, providing a forecast of future metallurgical coal prices would be of limited utility for investors in the proposed offering. We have been advised by our financial advisors that potential investors in the offering are more likely to make an investment decision based on their institutional assessment of future global prices for metallurgical coal prices and not on a forecast provided by the Company. As a result, we have revised the Registration Statement to remove disclosure related to forecasted prices for metallurgical coal.

4.	Please expand the summary to briefly disclose the anticipated production of thermal coal up to 10% of total coal production and the potential for increasing thermal coal production in the future.

RESPONSE: We have revised the Registration Statement to briefly disclose the anticipated production of thermal coal up to 10% of total coal production and the potential for increasing thermal coal production in the future. Please see page 3 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 59

5.

We note you are currently conducting coal-washing services for a third party, for a per-ton processing and loading fee pursuant to a contract generating revenue of approximately $440,000 per month. You have disclosed this contract ends in February 2017 and has not been renewed. Please further revise and expand your disclosure

Securities and Exchange Commission

December 29, 2016

throughout Management’s Discussion and Analysis, including Factors Affecting Comparability of Future Results, Results of Operations and Liquidity and Capital Resources, to clearly explain that your revenue for the nine months ended September 30, 2016 is not indicative of future operating results due to the expiration of this contract. Also, clarify that you do not plan to enter into such agreements in the future. For guidance, see Item 303(a) of Regulation S-K and Sections III.A and III.B.3 of SEC Release 33-8350.

RESPONSE: We have revised and expanded the discussion throughout Management’s Discussion and Analysis accordingly. Please see pages 63-66 of the Registration Statement.

Business, page 71

6.	We note the forecasted prices in the table under “Pricing Assumptions and Forecast” have been deleted. Please advise or revise.

RESPONSE: As set forth in our response to Comment 3 above, we have revised the Registration Statement to remove disclosure related to forecasted prices for metallurgical coal.

7.	We note your response to comment 24. We generally require a final feasibility study with an accuracy of plus or minus 15 percent prior to the declaration of mineral reserves. Please confirm the accuracy level of your reserve studies and include a statement to this effect in your registration statement.

RESPONSE: We have revised the Registration Statement to state the accuracy level of Weir’s reasonableness reviews to within plus or minus 15%. Please see page 88 of the Registration Statement.

8.	Additionally, please tell us if you performed a discounted cash flow analysis to support the economics of your mineral reserves or when valuing your mineral properties. If so, please forward to our engineer as supplemental information and not as part of your filing the discounted cash flow analysis for each of your mineral properties with mineral reserves. You may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 418(b) of Regulation C.

RESPONSE: We advise the Staff that a discounted cash flow analysis was not conducted to support the economics of our mineral reserves or to value our mineral properties.

Securities and Exchange Commission

December 29, 2016

9.	We note your response to comment 24. Please reconcile the capital cost estimate for your Elk Creek property on page 88 of your registration statement to the capital cost estimate for your Elk Creek property located in your technical report.

RESPONSE: The variances between capital costs reflected in the Elk Creek technical report and the Registration Statement result from different reporting time periods. The technical report reflects projected capital costs over a twenty-year time frame ($147.4 million). The registration statement includes capital cost from 2017 through 2022 ($99.5 million). As the Elk Creek property has several mining operations commencing after 2022, initial capital costs reflected in the registration statement through 2022 are less than those in the technical report. The technical report includes an additional $47.9 million dollars for development of mining operations after 2022.

10.	Please confirm that your mineral reserves are legally extractable or that there is a reasonable likelihood that all permits can be obtained. In your response please revise your disclosure for each material property to describe key permits, the issuing agency, the issue date, or the timeframe in which you expect the permit to be issued.

RESPONSE: We confirm to the Staff that our mineral reserves are legally extractable. Additionally, the majority of permits required to fully implement our production plan are issued and controlled the Company. We believe there is a reasonable likelihood of obtaining all remaining permits necessary to execute our production plan and that there are no known impairments that would prohibit the lawful extraction of these resources.

We have revised our disclosure for each material property to describe key permits, the issuing agency, the issue date, or the timeframe in which we expect the permit to be issued. Please see pages 76 through 81 of the Registration Statement.

11.	We note your response to comment 27. Registrants generally use a historical three year average when assessing mineral reserves under Industry Guide 7. Please tell us if your mineral reserves are economic using the historical three year average price and include a statement to this effect in your registration statement.

RESPONSE: We advise the Staff that (i) utilizing the three-year average semi-soft coking coal historical benchmark price of approximately $88 per short ton for coal produced at Elk Creek, RAM and Knox Creek, our mineral reserves at each such mine are economic and (ii) utilizing a three-year average premium hard coking coal historical benchmark price of approximately $104 per short ton, our mineral reserves at our Berwind mine are economic. We have included statements to this effect in the Registration Statement. Please see page 85 of the Registration Statement.

Securities and Exchange Commission

December 29, 2016

Ramaco Development, LLC

Notes to Consolidated Financial Statements

Note 7. Pro Forma Financial Information (Unaudited), page F-19

12.	You have provided pro forma basic and diluted financial information for both periods presented in your statement of operations. Please tell us why you believe presentation of pro forma financial information for the prior year information is necessary or useful to an investor. Alternatively, please remove the pro forma information for the prior year for the year ended December 31, 2014 and the nine months ended September 30, 2015.

RESPONSE: We have removed the pro forma information for the year ended December 31, 2014 and the nine months ended September 30, 2015. Please see pages F-7 and F-21 of the Registration Statement.

13.	We note your response to comment 14. From the current disclosure, it does not appear you have included all adjustments that would impact your pro forma financial results. Your disclosure on page 52 indicates you expect to use a portion of the proceeds as repayment of the note payable to Ramaco, LLC in the principal amount of approximately $10.6 million. Please ensure that your pro forma earnings per share for the latest year and interim period give effect to the use of proceeds to reduce your debt. We refer you to SAB Topic 3A. Please revise your disclosures to clearly describe all of the adjustments reflected in your pro forma financial results.

RESPONSE: We have revised the pro forma earnings per share presentations to give effect to the use of proceeds to reduce debt. Refer to Note 7 on page F-19 and Note 11 on page F-30.

14.	Please revise your disclosure for the annual and interim period to clearly explain how you have arrived at the expected number of common shares to be outstanding immediately following the offering. In addition to the shares to be issued as a result of the offering, we note the Series A preferred shares will mandatorily convert to common shares upon closing of a qualified offering.

RESPONSE: We have revised the pro forma earnings per share disclosures to explain how we arrived at the expected number of common shares to be outstanding immediately following the offering. This includes shares issuable upon mandatory conversion of Series A Preferred Units. Please see Note 7 on page F-19 and Note 11 on page F-30 of the Registration Statement.

Securities and Exchange Commission

December 29, 2016

Notes to Unaudited Condensed Consolidated Financial Statements, page F-24

15.	Please disclose the date through which you have evaluated subsequent events and whether that date is either the date the financial statements were issued or available to be issued. Refer to FASB ASC 855-10-50-1.

RESPONSE: We have revised our disclosure to reflect the date through which subsequent events have been evaluated. Please see Note 12 on page F-31 of the Registration Statement.

Ramaco Development, LLC

Nine Months Ended September 30, 2016

Note 2. Acquisitions, page F-26

16.	You disclose the Knox Creek Acquisition was acquired for cash consideration of approximately $100 thousand, the payment of $82 thousand of property taxes and lease and contract cure costs and the assumption of reclamation obligations of approximately $7.4 million. You state the acquisition consideration has been allocated, on a preliminary basis, to the acquired plant and equipment based on their relative fair market values. Please provide disclosure of the purchase price allocated to the assets and liabilities acquired, a reconciliation of the consideration transferred and explain if any difference in these amounts.

RESPONSE: Disclosure of the purchase price allocated to the assets acquired and liabilities assumed, including a reconciliation of the consideration transferred, has been included in Note 2 on page F-26 of the Registration Statement.

17.	Please revise to provide the historical and pro forma disclosures required by ASC 805-10-50 and ASC 805-10-20 for your acquisition of Knox Creek. To the extent you do not believe these disclosures are required, please provide the quantitative and qualitative reasons why you believe the acquisition is not material.

We acknowledge the Staff’s comment. Ramaco intends to substantially change the nature of the revenue producing activity of the acquired Knox Creek assets, and we do not believe that providing the historical or pro forma information required by ASC 805-10-50 would provide material information to a user of the Company’s financial statements.

As discussed in the Registration Statement the Company acquired the Knox Creek assets from Alpha Natural Resources, Inc. (“Alpha”) in July 2016. Alpha generated revenue from the Knox Creek assets in the year before our acquisition by processing coal for a single customer at the on-site preparation plant in exchange for a processing fee. Alpha generated no revenue from processing its own coal at the preparation plant and had not mined coal from the idled mines for approximately one year prior to our acquisition of the Knox Creek assets. The Company intends to operate the Knox Creek assets in an entirely different manner than Alpha. When the Company purchased the Knox Creek Assets from Alpha while Alpha was in bankruptcy, there was one third-party processing contract that remained in place, which is the only revenue currently being generated by the Knox Creek assets. As disclosed extensively throughout the Registration Statement, that contract will terminate in February 2017 and will not be renewed and no revenues will be generated under this contract for future periods. The amount of revenue generated pursuant to the contract in the quarter ended September 30, 2016 was approximately $1.5 million and we would expect similar de minimis levels of revenue pursuant to the contract in the quarter ended December 31, 2016. The Company acquired the Knox Creek assets for the primary purpose of obtaining a means of processing our coal from our Berwind property. In addition, the Knox Creek preparation plant will serve as a hub for our trading and shipment of coal for our coal-trading activities. The Company is also evaluating the possibility of developing a new mine in the Jawbone seam of coal on the Knox Creek reserves. In addition, the Company intends to commence purchasing third-party coal, which we will then process and sell for our own account, which is an activity in which Alpha did not engage.

The Company expects that it will, upon commencing full commercial operations, be one of the largest “pure-play” producers of metallurgical coal in the United States, and expect that investors will make their valuation determinations with respect to the offering based on their expectations regarding the Company’s production plans and metallurgical coal prices. Providing the information required by ASC 805-10-50 would offer potential investors and other readers of the Company’s financial statements no additional meaningful information. We believe that the fact that the contract under which revenue is currently being generated will terminate in the quarter in which the offering occurs is indicative of the Company’s and its financial advisors’ views as to the immateriality of the contract to investors in the offering.

In addition, the Company believes it would be impracticable to provide the historical and pro forma information required by ASC 805-10-50 – the Knox Creek assets were acquired out of the bankruptcy of Alpha, and the ability of the Company to obtain historical financial information related to the assets acquired is extremely limited and would require subjective management determinations.

Recent Sales of Unregistered Securities, page II-2

18.	Please further revise your disclosure in response to prior comment 45 to address the disclosure required by Item 701(d) of Regulation S-K.

RESPONSE: We have revised our disclosure in response to prior comment 45 to address the disclosure required by Item 701(d) of Regulation S-K. Please see page II-2 of the Registration Statement.

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Securities and Exchange Commission

December 29, 2016

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Douglas E. McWilliams or Julian J. Seiguer of Vinson & Elkins L.L.P. at (713) 758-3613 or (713) 758-2790, respectively.

Very truly yours,

RAMACO RESOURCES, INC.

By:	/s/ Michael Bauersachs
Name:	Michael Bauersachs
Title:	Chief Executive Officer

Enclosures

cc:	Michael D. Bauersachs, Ramaco Resources, Inc.
Douglas E. McWilliams, Vinson & Elkins, LLP
Julian J. Seiguer, Vinson & Elkins, LLP